Filed Pursuant to Rule 424(b)(2)
Registration No. 333-223208
July 29, 2020
PRICING SUPPLEMENT
(To Prospectus dated February 26, 2018,
Prospectus Supplement dated February 26, 2018 and
Equity Index Underlying Supplement dated February 26, 2018)



HSBC USA Inc.

# $1,305,000
# Callable Contingent Income Barrier Notes

## Linked to the EURO STOXX® Banks Index

► Quarterly Contingent Coupon payments at a rate of 2.00% (equivalent to 8.00% per annum), payable if the Official Closing Level of the Reference Asset on the applicable Observation Date is greater than or equal to 60.00% of its Initial Value

► Callable quarterly at our option at the principal amount plus the applicable Contingent Coupon on any Call Payment Date or after November 2, 2020

► If the Notes are not called and the Reference Asset declines by more than 40.00%, there is full exposure to declines in the Reference Asset, and you will lose all or a portion of your principal amount.

► 10 year term if not called

► All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Callable Contingent Income Barrier Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-17 of this document.

**Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-8 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement.**

The Estimated Initial Value of the Notes on the Pricing Date is $946.50 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-4 and "Risk Factors" beginning on page PS-8 of this document for additional information.

|  | Price to Public | Underwriting Discount[1] | Proceeds to Issuer |
|---|---|---|---|
| Per Note | $1,000.00 | $40.00 | $960.00 |
| Total | $1,305,000.00 | $52,200.00 | $1,252,800.00 |

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 4.00% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-17 of this document.

| The Notes: | | |
|---|---|---|
| Are Not FDIC Insured | Are Not Bank Guaranteed | May Lose Value |

HSBC ◆

# HSBC USA Inc.
# Callable Contingent Income Barrier Notes



This document relates to a single offering of Callable Contingent Income Barrier Notes. The Notes will have the terms described in this document and the accompanying prospectus, prospectus supplement, and Equity Index Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement, or Equity Index Underlying Supplement, the terms described in this document shall control.

This document relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of the Notes:

| | |
|---|---|
| **Issuer:** | HSBC USA Inc. |
| **Principal Amount:** | $1,000 per Note |
| **Reference Asset:** | The EURO STOXX® Banks Index (Ticker: SX7E) |
| **Trade Date:** | July 29, 2020 |
| **Pricing Date:** | July 29, 2020 |
| **Original Issue Date:** | July 31, 2020 |
| **Final Valuation Date:** | July 26, 2030, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement. |
| **Maturity Date:** | July 31, 2030. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement. |
| **Call Feature:** | The Notes are callable at our option, in whole, but not in part, on each quarterly Call Payment Date. In order to call the Notes, we or the calculation agent will distribute written notice to The Depository Trust Company of our intent to call the Notes on or prior to the applicable Call Notice Date. We or the calculation agent will have no independent obligation to notify you directly and you should expect to receive such notifications from your broker. If the Notes are called, you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the applicable Contingent Coupon on the corresponding Call Payment Date. |
| **Payment at Maturity:** | Unless the Notes are called, on the Maturity Date, for each $1,000 Principal Amount, we will pay you the Final Settlement Value. |
| **Final Settlement Value:** | Unless the Notes are called, for each $1,000 Principal Amount, you will receive a cash payment on the Maturity Date, calculated as follows: <br> ■ **If the Reference Return is greater than or equal to -40.00%**: <br> $1,000 + final Contingent Coupon. <br> ■ **If the Reference Return is less than -40.00%**: <br> $1,000 + ($1,000 × Reference Return). <br> If the Notes are not called and the Final Value of the Reference Asset is less than its Barrier Value, you will lose up to 100% of the Principal Amount. Even with any Contingent Coupons, your return on the Notes may be negative in this case. |
| **Reference Return:** | With respect to the Reference Asset, the quotient, expressed as a percentage, calculated as follows: |

$$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$

| **Observation Dates and Coupon Payment Dates:** | **Observation Dates** | | **Coupon Payment Dates** | |
|---|---|---|---|---|
| | October 28, 2020 | * | November 2, 2020 | ** |
| | January 27, 2021 | * | February 1, 2021 | ** |
| | April 27, 2021 | * | April 30, 2021 | ** |
| | July 28, 2021 | * | August 2, 2021 | ** |
| | October 27, 2021 | * | November 1, 2021 | ** |
| | January 26, 2022 | * | January 31, 2022 | ** |
| | April 27, 2022 | * | May 2, 2022 | ** |
| | July 27, 2022 | * | August 1, 2022 | ** |
| | October 26, 2022 | * | October 31, 2022 | ** |
| | January 26, 2023 | * | January 31, 2023 | ** |
| | April 26, 2023 | * | May 1, 2023 | ** |
| | July 26, 2023 | * | July 31, 2023 | ** |
| | October 26, 2023 | * | October 31, 2023 | ** |
| | January 26, 2024 | * | January 31, 2024 | ** |
| | April 25, 2024 | * | April 30, 2024 | ** |
| | July 26, 2024 | * | July 31, 2024 | ** |
| | October 28, 2024 | * | October 31, 2024 | ** |
| | January 28, 2025 | * | January 31, 2025 | ** |
| | April 25, 2025 | * | April 30, 2025 | ** |
| | July 28, 2025 | * | July 31, 2025 | ** |
| | October 28, 2025 | * | October 31, 2025 | ** |
| | January 28, 2026 | * | February 2, 2026 | ** |
| | April 27, 2026 | * | April 30, 2026 | ** |
| | July 28, 2026 | * | July 31, 2026 | ** |
| | October 28, 2026 | * | November 2, 2026 | ** |
| | January 27, 2027 | * | February 1, 2027 | ** |
| | April 27, 2027 | * | April 30, 2027 | ** |
| | July 28, 2027 | * | August 2, 2027 | ** |
| | October 27, 2027 | * | November 1, 2027 | ** |
| | January 26, 2028 | * | January 31, 2028 | ** |
| | April 26, 2028 | * | May 1, 2028 | ** |
| | July 26, 2028 | * | July 31, 2028 | ** |
| | October 26, 2028 | * | October 31, 2028 | ** |
| | January 26, 2029 | * | January 31, 2029 | ** |
| | April 25, 2029 | * | April 30, 2029 | ** |
| | July 26, 2029 | * | July 31, 2029 | ** |
| | October 26, 2029 | * | October 31, 2029 | ** |
| | January 28, 2030 | * | January 31, 2030 | ** |
| | April 25, 2030 | * | April 30, 2030 | ** |
| | July 26, 2030 (the Final Valuation Date) | | July 31, 2030 (the Maturity Date) | |

*These Observation Dates are also Call Notice Dates

**These Coupon Payment Dates are also Call Payment Dates

Each subject to postponement as described under "Additional Terms of the Notes—Valuation Dates" and "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.

| **Call Notice Dates:** | The applicable Observation Dates on or after October 28, 2020, as indicated above. |
|---|---|
| **Call Payment Dates:** | The applicable Coupon Payment Dates on or after November 2, 2020, as indicated above. |

| | |
|---|---|
| **Contingent Coupon:** | ***If the Official Closing Level of the Reference Asset is greater than or equal to the Coupon Trigger on an Observation Date,*** you will receive the Contingent Coupon of $20.00 per $1,000 Principal Amount on the applicable Coupon Payment Date. |
| | ***If the Official Closing Level of the Reference Asset is less than the Coupon Trigger on an Observation Date,*** the Contingent Coupon applicable to such Observation Date will not be payable to you on the relevant Coupon Payment Date. |
| | *You may not receive any Contingent Coupon payments over the term of the Notes.* |
| **Contingent Coupon Rate:** | 2.00% per quarter (equivalent to 8.00% per annum) |
| **Initial Value:** | $62.32, which was the Official Closing Level of the Reference Asset on the Pricing Date. |
| **Final Value:** | The Official Closing Level of the Reference Asset |
| **Coupon Trigger:** | 60.00% of the Initial Value. |
| **Barrier Value:** | 60.00% of the Initial Value. |
| **CUSIP/ISIN:** | 40438CQT1/US40438CQT17 |
| **Form of Notes:** | Book-Entry |
| **Listing:** | The Notes will not be listed on any securities exchange or quotation system. |
| **Estimated Initial Value:** | The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See "Risk Factors — The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any." |

## GENERAL

This document relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any security included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018 and the Equity Index Underlying Supplement dated February 26, 2018. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-7 of this document, page S-1 of the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Equity Index Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010782/tv486722_424b2.htm

▸ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

▸ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

## PAYMENT ON THE NOTES

**Call Feature**

The Notes may be called at our option, in whole, but not in part, on each Call Payment Date. In order to call the Notes, we or the calculation agent will distribute written notice to The Depository Trust Company of our intent to call the Notes on or prior to the applicable Call Notice Date. We or the calculation agent will have no independent obligation to notify you directly and you should expect to receive such notifications from your broker. If the Notes are called, you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the applicable Contingent Coupon on the corresponding Call Payment Date

**Contingent Coupon**

We will pay a quarterly Contingent Coupon payment on a Coupon Payment Date if the Official Closing Level of the Reference Asset on the applicable Observation Date is greater than or equal to its Coupon Trigger. Otherwise, no coupon will be paid on such Coupon Payment Date. For information regarding the record dates applicable to the Contingent Coupons payable on the Notes, please see the section entitled "Description of Notes—Interest and Principal Payments—Recipients of Interest Payments" beginning on page S-14 in the accompanying prospectus supplement. The Contingent Coupon Rate is 8.00% per annum (or $20.00 per $1,000 Principal Amount per quarter, if payable).

**Payment at Maturity**

Unless the Notes are called, on the Maturity Date and for each $1,000 Principal Amount, you will receive a cash payment equal to the Final Settlement Value determined as follows:

- **If the Reference Return is greater than or equal to -40.00%**:
  $1,000 + final Contingent Coupon

- **If the Reference Return is less than -40.00%**:
$1,000 + ($1,000 × Reference Return).

If the Notes are not called and the Final Value of the Reference Asset is less than its Barrier Value, you will not receive the final Contingent Coupon, and will lose up to 100% of the Principal Amount. Even with any Contingent Coupons received prior to maturity, your return on the Notes may be negative in this case.

**Calculation Agent**

We or one of our affiliates will act as calculation agent with respect to the Notes.

**Reference Sponsor**

The reference sponsor of the SX7E is STOXX Limited.

## INVESTOR SUITABILITY

**The Notes may be suitable for you if:**

▸ You believe that the Official Closing Level of the Reference Asset will be at or above its Coupon Trigger on most or all of the Observation Dates, and the Final Value of the Reference Asset will be at or above its Barrier Value.

▸ You seek a quarterly Contingent Coupon, based on the performance of the Reference Asset, that will be paid at the Contingent Coupon Rate of 8.00% per annum if the Official Closing Level of the Reference Asset is greater than or equal to its Coupon Trigger on the applicable Observation Date.

▸ You are willing to invest in the Notes based on the fact that your maximum potential return is limited to any Contingent Coupons payable on the Notes.

▸ You do not seek an investment that provides an opportunity to participate in the appreciation of the Reference Asset.

▸ You are willing to make an investment that is exposed to the potential downside performance of the Reference Asset on a 1-to-1 basis if the Notes are not called and the Reference Return is less than -40.00%.

▸ You are willing to lose up to 100% of the Principal Amount.

▸ You are willing to hold Notes which will be callable at our option on any Call Payment Date or you are otherwise willing to hold the Notes to maturity.

▸ You are willing to forgo guaranteed interest payments on the Notes, and the dividends or other distributions paid on the stocks included in the Reference Asset.

▸ You do not seek an investment for which there will be an active secondary market.

▸ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

**The Notes may not be suitable for you if:**

▸ You believe that the Official Closing Level of the Reference Asset will be below its Coupon Trigger on most or all the Observation Dates, including the Final Valuation Date, and the Final Value of the Reference Asset will be below its Barrier Value.

▸ You believe that the Contingent Coupon, if any, will not provide you with your desired return.

▸ You are unwilling to invest in the Notes based on the fact that your maximum potential return is limited to any Contingent Coupons payable on the Notes.

▸ You seek an investment that provides an opportunity to participate in the appreciation of the Reference Asset.

▸ You are unwilling to make an investment that is exposed to the potential downside performance of the Reference Asset on a 1-to-1 basis if the Notes are not called and the Reference Return is less than -40.00%.

▸ You seek an investment that provides full return of principal at maturity.

▸ You are unable or unwilling to hold Notes that will be callable at our option on any Call Payment Date or you are otherwise unable or unwilling to hold the Notes to maturity.

▸ You prefer to receive guaranteed periodic interest payments on the Notes, or the dividends or other distributions paid on the stocks included in the Reference Asset.

▸ You seek an investment for which there will be an active secondary market.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

## RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this document and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement. In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▶ "—Risks Relating to All Note Issuances" in the prospectus supplement;

▶ "—General Risks Related to Indices" in the Equity Index Underlying Supplement;

▶ "—Securities Prices Generally Are Subject to Political, Economic, Financial and Social Factors that Apply to the Markets in which They Trade and, to a Lesser Extent, Foreign Markets" in the Equity Index Underlying Supplement; and

▶ "—Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

**The Notes do not guarantee any return of principal and you may lose all of your Principal Amount.**

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if the Notes are not called and the Final Value of the Reference Asset is less than its Barrier Value. In this case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount and you will lose 1% for each 1% that the Reference Return is less than 0.00%. You may lose up to 100% of your investment at maturity. Even with any Contingent Coupons received prior to maturity, your return on the Notes may be negative in this case.

**You may not receive any Contingent Coupons.**

We will not necessarily make periodic coupon payments on the Notes. If the Official Closing Level of the Reference Asset on an Observation Date is less than its Coupon Trigger, we will not pay you the Contingent Coupon applicable to that Observation Date. If on each of the Observation Dates, the Official Closing Level of the Reference Asset is less than its Coupon Trigger, we will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, the Notes. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on the Notes.

**Your return on the Notes is limited to the Principal Amount plus the Contingent Coupons, if any, regardless of any appreciation in the value of the Reference Asset.**

For each $1,000 Principal Amount, you will receive $1,000 at maturity plus the final Contingent Coupon if the Final Value of the Reference Asset is equal to or greater than its Coupon Trigger, regardless of any appreciation in the value of the Reference Asset, which may be significant. Accordingly, the return on the Notes may be significantly less than the return on a direct investment in the Reference Asset during the term of the Notes.

**The Notes are subject to the credit risk of HSBC USA Inc.**

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

**The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.**

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payments due on the Notes.

**The Notes may be called prior to the Maturity Date.**

If the Notes are called early, the holding period over which you may receive coupon payments could be as little as approximately 3 months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are called prior to the Maturity Date.

**Higher Contingent Coupon Rates or lower Barrier Values are generally associated with a Reference Asset with greater expected volatility and therefore can indicate a greater risk of loss.**

"Volatility" refers to the frequency and magnitude of changes in the value of a Reference Asset. The greater the expected volatility with respect to a Reference Asset on the Pricing Date, the higher the expectation as of the Pricing Date that the value of the Reference Asset could close below its Coupon Trigger on an Observation Date or its Barrier Value on the Final Valuation Date, indicating a higher expected risk of non-payment of Contingent Coupons or loss on the Notes. This greater expected risk will generally be reflected in a higher Contingent Coupon Rate than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Barrier Value, a lower Coupon Trigger or a higher Contingent Coupon Rate) than for similar securities linked to the performance of a Reference Asset with a lower expected volatility as of the Pricing Date. You should therefore understand that a relatively higher Contingent Coupon Rate may indicate an increased risk of loss. Further, a relatively lower Barrier Value may not necessarily indicate that the Notes have a greater likelihood of a repayment of principal at maturity. The volatility of a Reference Asset can change significantly over the term of the Notes. The value of the Reference Asset for your Notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Reference Asset and the potential to lose some or all of your principal at maturity not receive any Contingent Coupons.

**The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.**

The Estimated Initial Value of the Notes was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

**The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.**

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

**If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.**

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

**The amount payable on the Notes is not linked to the values of the Reference Asset at any time other than the Observation Dates, including the Final Valuation Date.**

The payments on the Notes will be based on the Official Closing Levels of the Reference Asset on the Observation Dates, including the Final Valuation Date, subject to postponement for non-trading days and certain Market Disruption Events. Even if the value of the Reference Asset is greater than or equal to its Coupon Trigger during the term of the Notes other than on an Observation Date but then decreases on an Observation Date to a value that is less than its Coupon Trigger, the Contingent Coupon will not be payable for the relevant quarterly period. Similarly, if the Notes are not called, even if the value of the Reference Asset is greater than or equal to its Barrier Value during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a value that is less than its Barrier Value, the Payment at Maturity will be less, possibly significantly less, than it would have been had the Payment at Maturity been linked to the value of the Reference Asset prior to such decrease. Although the actual value of the Reference Asset on the Maturity Date or at other times during the term of the Notes may be higher than its value on the Observation Dates, whether each Contingent Coupon will be payable and the Payment at Maturity will be based solely on the Official Closing Level of the Reference Asset on the applicable Observation Dates.

**Changes that affect a Reference Asset may affect the value of a Reference Asset and the market value of the Notes and the amount you will receive on the Notes and the amount you will receive at maturity.**

The policies of the reference sponsor of a Reference Asset concerning additions, deletions and substitutions of the stocks included in a Reference Asset, and the manner in which the reference sponsor takes account of certain changes affecting those stocks, may affect the value of a Reference Asset. The policies of the reference sponsor with respect to the calculation of a Reference Asset could also affect the value of a Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of a Reference Asset. Any such actions could affect the value of a Reference Asset and the value of and the return on the Notes.

**You will not have any ownership interest in the stocks included in a Reference Asset.**

As a holder of the Notes, you will not have any ownership interest in the stocks included in a Reference Asset, such as rights to vote, dividend payments or other distributions. Because the return on the Notes will not reflect any dividends on those stocks, the Notes may underperform an investment in the stocks included in a Reference Asset.

**The Notes lack liquidity.**

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

**Potential conflicts of interest may exist.**

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

**Uncertain tax treatment.**

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

**Risks associated with non-U.S. companies.**

The level of the Reference Asset depends upon the stocks of companies located within the Eurozone, and thus involve risks associated with the home countries of those non-U.S. companies, some of which are and have been experiencing economic stress. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the Notes. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the Reference Asset and, as a result, the value of the Notes.

**The Notes will not be adjusted for changes in exchange rates.**

Although the equity securities that comprise the Reference Asset are traded in euro, and your Notes are denominated in U.S. dollars, the amount payable on your Notes at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the euro. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the level of the Reference Asset, and therefore your Notes. The amount we pay in respect of your Notes on the maturity date, if any, will be determined solely in accordance with the procedures described in this pricing supplement.

**A limited number of stocks included in the Reference Asset may affect its level, and the Reference Asset is not necessarily representative of the financial services industry.**

As of June 30, 2020 the top five stocks in the Reference Asset constituted 55.98% of the total weight of the Reference Asset, and the top 10 stocks included in the Reference Asset constituted 81.13% of the total weight of the Reference Asset. Any reduction in the market price of those stocks is likely to have a substantial adverse impact on the level of the Reference Asset and the value of the Notes. While the stocks included in the Reference Asset are common stocks of companies generally considered to be involved in various segments of the European financial services industry, the stocks included in the Reference Asset and the Reference Asset itself may not necessarily follow the price movements of the entire industry. If the stocks included in the Reference Asset decline in value, the Reference Asset will also decline in value, even if common stock prices of other companies in the European financial services industry generally increase in value.

## ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the Reference Asset relative to its Initial Value. We cannot predict the Official Closing Level of the Reference Asset on any Observation Date, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on the Notes.

The table and examples below illustrate how the Contingent Coupon and the Payment at Maturity would be calculated with respect to a $1,000 investment in the Notes, given a range of hypothetical performances of the Reference Asset. The hypothetical returns on the Notes below are numbers, expressed as percentages, that result from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. You should consider carefully whether the Notes are suitable to your investment goals. The numbers appearing in the following table and examples have been rounded for ease of analysis. The following table and examples assume the following:

| ▶ | Principal Amount: | $1,000 |
|---|---|---|
| ▶ | Hypothetical Initial Value | $1,000.00* |
| ▶ | Hypothetical Barrier Value: | $600.00 (60.00% of the Initial Value) |
| ▶ | Hypothetical Coupon Trigger: | $600.00 (60.00% of the Initial Value) |
| ▶ | Hypothetical Contingent Coupon Rate: | 8.00% per annum (2.00% for each quarter in which it is payable). If the Official Closing Level of the Reference Asset on *every* Observation Date is greater than or equal to its Coupon Trigger, the Contingent Coupon paid over the term of the Notes would total $800.00 per $1,000 Principal Amount of the Notes. |

* The hypothetical Initial Value of $1,000.00 used in the examples below has been chosen for illustrative purposes only and does not represent the actual Initial Value of the Reference Asset. The actual Initial Value of the Reference Asset is set forth on page PS-3 of this document.

### Summary of the Examples

The following examples assume that (i) the Notes are not called during the first **9** years and (ii) that the Reference Asset did not fall below its Coupon Trigger on **20** of the 36 Observation Dates during that period, and as a result an investor received **20** Contingent Coupons with respect to those Coupon Observation Dates, totalling $400.00 per $1,000 in Principal Amount of the Notes. Example 1 assumes the Notes are called on the 37th Observation Date.

| | Notes Are Called after an Observation Date | Notes Are Not Called after Any Observation Date | |
|---|---|---|---|
| | **Example 1** | **Example 2** | **Example 3** |
| Initial Value of the Reference Asset | 1,000.00 | 1,000.00 | 1,000.00 |
| Barrier Value of the Reference Asset | 600.00 | 600.00 | 600.00 |
| Coupon Trigger of the Reference Asset | 600.00 | 600.00 | 600.00 |
| **Official Closing Level / Percentage Change of the Reference Asset on the:** | | | |
| 37th Observation Date | 1,200.00 / 20.00% | 650.00 / -35.00% | 540.00 / -46.00% |
| 38th Observation Date | N/A | 630.00 / -37.00% | 480.00 / -52.00% |
| 39th Observation Date | N/A | 540.00 / -46.00% | 540.00 / -46.00% |
| Final Valuation Date | N/A | 620.00 / -38.00% | 420.00 / -58.00% |
| Contingent Coupon Payment Amounts Prior to Maturity or Call | 20 x $20.00 = $400.00 | 22 x $20.00 = $440.00 | 20 x $20.00 = $400.00 |
| Payment if Notes are Called Prior to Maturity | $1,020.00 | N/A | N/A |
| Payment at Maturity | N/A | $1,020.00 | $1,000 + ($1,000 x -58.00%) = $420.00 |
| Return of the Notes | 42.00% | 46.00% | -18.00% |

**Example 1—The Notes are called after the 37th Call Payment Date and the Reference Asset closed at or above its Coupon Trigger on twenty Observation Dates prior to the Notes being called.**

| Initial Value | | Official Closing Level |
|---|---|---|
| $1,000.00 | | 1,200.00 (120.00% of Initial Value) |

| | |
|---|---|
| **Payment Upon a Call:** | **$1,020.00** |

Because the Notes are called and the Official Closing Level of the Reference Asset on the 37th Observation Date is at or above its Coupon Trigger, you will receive $1,020.00 per Note, reflecting the Principal Amount plus the Contingent Coupon. When added to the Contingent Coupon payments of $400.00 received in respect of the previous Observation Dates, we will have paid you a total of $420.00 per Note, resulting in a 42.00% return on the Notes. No extra payment will be made on account of the Reference Asset closing above its Initial Value.

**Example 2— The Notes are not called, the Final Value of the Reference Asset is greater than or equal to its Barrier Value, and the Reference Asset closed at or above its Coupon Trigger on twenty-two Observation Dates prior to the Final Valuation Date.**

| Initial Value | | Final Value |
|---|---|---|
| $1,000.00 | | 620.00 (62.00% of Initial Value) |

| | |
|---|---|
| Reference Return of the Reference Asset: | -38.00% |
| **Payment at Maturity:** | **$1,020.00** |

Because the Final Value of the Reference Asset is greater than or equal to its Coupon Trigger, you will receive $1,020.00 per Note, reflecting the Principal Amount plus the final Contingent Coupon.

When added to the Contingent Coupon payments of $440.00 received in respect of the previous Observation Dates, we will have paid you a total of $1,460.00 per Note, resulting in a 46.00% return on the Notes.

**Example 3—The Notes are not called, the Final Value of the Reference Asset is less than its Barrier Value, and the Reference Asset closed at or above its Coupon Trigger on twenty Observation Dates prior to the Final Valuation Date.**

| Initial Value | | Final Value |
|:---:|:---:|:---:|
| $1,000.00 | | 420.00 (42.00% of Initial Value) |

| | |
|---|---:|
| Reference Return of the Reference Asset: | -58.00% |
| **Payment at Maturity:** | **$420.00** |

Because the Final Value of the Reference Asset is less than its Barrier Value, you will receive $420.00 per $1,000 Principal Amount, calculated as follows:

Final Settlement Value = $1,000 + ($1,000 x -58.00%) = $420.00

Because you received **20** coupon payments totaling $400.00 in the first **9** years, we will pay you a total of $820.00, resulting in a 18.00% return on the Notes.

If the Notes are not called and the Final Value of the Reference Asset is less than its Barrier Value, you will be exposed to any decrease in the value of the Reference Asset on a 1:1 basis and could lose up to 100% of your principal at maturity.

## DESCRIPTION OF THE REFERENCE ASSET

We have derived all information contained in this term sheet regarding the Reference Asset, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information.  Such information reflects the policies of and is subject to change by, STOXX Limited.  STOXX Limited is under no obligation to continue to publish, and may discontinue or suspend the publication of the Reference Asset at any time.

*STOXX Limited Publishes the Reference Asset*

The Reference Asset was created by STOXX Limited, which is owned by Deutsche Börse AG and SIX Group AG.  Publication of the Reference Asset began on June 15, 1998, based on an initial index value of 100 at December 31, 1991.  The Reference Asset is reported daily on the Bloomberg Professional® service under the symbol "SX7E" and on the STOXX Limited website.  Information contained in the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this document.

*Index Composition and Maintenance*

The Reference Asset is one of the 19 EURO STOXX® Supersector indices that compose the STOXX® Europe 600 Index.  The STOXX® Europe 600 Index contains the 600 largest stocks traded on the major exchanges of 18 European countries and are organized into the following 19 Supersectors:  automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; real estate; retail; technology; telecommunications; and utilities. The Reference Asset includes companies in the banks supersector, which tracks companies providing a broad range of financial services, including retail banking, loans and money transmissions.  The Reference Asset currently includes 26 stocks.

The Reference Asset is weighted by free float market capitalization.  Each component's weight is capped at 30% of the Reference Asset's total free float market capitalization. Free float weights are reviewed quarterly.

The composition of each of the EURO STOXX® Supersector indices is reviewed quarterly, based on the closing stock data on the last trading day of the month following the implementation of the last quarterly index review. The component stocks are announced on the fourth Tuesday of the month immediately prior to the review implementation month. Changes to the component stocks are implemented on the third Friday in each of March, June, September and December and are effective the following trading day. All index components will be adjusted for corporate actions.

As of June 30, 2020, the top 10 companies included in the Reference Asset were as follows:

| COMPANY | WEIGHT (%) |
| --- | --- |
| BNP PARIBAS | 15.29 |
| BCO SANTANDER | 13.55 |
| INTESA SANPAOLO | 10.42 |
| ING GRP | 9.06 |
| BCO BILBAO VIZCAYA ARGENTARIA | 7.66 |
| UNICREDIT | 6.87 |
| DEUTSCHE BANK | 6.56 |
| KBC GRP | 4.97 |
| GRP SOCIETE GENERALE | 4.73 |
| CREDIT AGRICOLE | 4.02 |

*Index Calculation*

The Reference Asset is calculated with the "Laspeyres formula", which measures the aggregate price changes in the component stocks against a fixed base quantity weight.  The formula for calculating the index value can be expressed as follows:

$$\text{Index} = \frac{\text{free float market capitalization of the Reference Asset}}{\text{divisor of the Reference Asset}}$$

The "free float market capitalization of the Reference Asset" is equal to the sum of the product of the price, number of shares, free float factor and weighting cap factor for each component stock as of the time the Reference Asset is being calculated.

The Reference Asset is also subject to a divisor, which is adjusted to maintain the continuity of Reference Asset values despite changes due to corporate actions.

**License Agreement**

HSBC or one of its affiliates has entered into a nonexclusive license agreement providing for the license to it, in exchange for a fee, of the right to use certain indices owned and published by STOXX Limited in connection with some products, including the Notes.

STOXX and its licensors (the "Licensors") have no relationship to the HSBC Bank USA, National Association, other than the licensing of the Reference Asset and the related trademarks for use in connection with the Notes.

**STOXX and its Licensors do <u>not</u>:**

- Sponsor, endorse, sell or promote the Notes.

- Recommend that any person invest in the Notes or any other securities.

- Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes.

- Have any responsibility or liability for the administration, management or marketing of the Notes.

- Consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the Reference Asset or have any obligation to do so.

**STOXX and its Licensors will not have any liability in connection with the Notes. Specifically,**

- STOXX and its Licensors do not make any warranty, express or implied and disclaim any and all warranty about:

  - The results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the Reference Asset and the data included in the Reference Asset;

  - The accuracy or completeness of the Reference Asset and its data;

  - The merchantability and the fitness for a particular purpose or use of the Reference Asset and its data;

- STOXX and its Licensors will have no liability for any errors, omissions or interruptions in the Reference Asset or its data;

- Under no circumstances will STOXX or its Licensors be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or its Licensors knows that they might occur.

The licensing agreement between HSBC or one of its affiliates and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

**Historical Performance of the Reference Asset**

The following graph sets forth the historical performance of the Reference Asset based on the daily historical closing values from July 29, 2010 through July 29, 2020. We obtained the closing values below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.
.



The historical values of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the Reference Asset on any Observation Date, including the Final Valuation Date.

## EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in this document except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return of the Reference Asset, and the accelerated Maturity Date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date for the Reference Asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days following the postponed accelerated Final Valuation Date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

## SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes.  Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this document, for distribution to other registered broker-dealers, or will offer the Notes directly to investors.  HSBC Securities (USA) Inc. has offered the Notes at the price to public set forth on the cover page of this document.  HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 4.00% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this document in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

Delivery of the Notes will be made against payment for the Notes on the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date.  Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

## U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a contingent income-bearing pre-paid executory contract with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a Note as a contingent income-bearing pre-paid executory contract with respect to the Reference Asset. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described herein. For example, the Notes could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" in the accompanying prospectus supplement.

We will not attempt to ascertain whether any of the entities whose stock is included in the Reference Asset would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S.

federal income tax purposes. If one or more of the entities whose stock is included in the Reference Asset were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Reference Asset and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the Reference Asset is or becomes a PFIC or a USRPHC

*U.S. Holders.* Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). Pursuant to the approach discussed above, we intend to treat any gain or loss upon maturity or an earlier sale, exchange, or call as capital gain or loss in an amount equal to the difference between the amount you receive at such time (other than with respect to a Contingent Coupon) and your tax basis in the Note. Any such gain or loss will be long-term capital gain or loss if you have held the Note for more than one year at such time for U.S. federal income tax purposes. Your tax basis in a Note generally will equal your cost of the Note. In addition, the tax treatment of the Contingent Coupons is unclear. Although the tax treatment of the Contingent Coupons is unclear, we intend to treat any Contingent Coupon, including on the Maturity Date, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes.

*Non-U.S. Holders.* Please see the discussion under the heading "U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders" in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of the Contingent Coupons is uncertain, the entire amount of the Contingent Coupons will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals' gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

## VALIDITY OF THE NOTES

In the opinion of Mayer Brown LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes pursuant to the Senior Indenture referred to in the prospectus supplement dated February 26, 2018, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 1, 2018, which has been filed as Exhibit 5.4 to the Issuer's registration statement on Form S-3 dated February 26, 2018.

## TABLE OF CONTENTS

### Pricing Supplement



### Equity Index Underlying Supplement



### Prospectus Supplement



### Prospectus



You should only rely on the information contained in this document, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this document, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This document, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this document, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

# HSBC USA Inc.

## $1,305,000
## Callable Contingent Income Barrier Notes Linked to the EURO STOXX® Banks Index

**July 29, 2020**

## Pricing Supplement